            MORGAN STANLEY EMERGING MARKETS DOMESTIC DEBT FUND, INC.
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020

April 19, 2007

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attn: Larry L. Greene, Division of Investment Management Mail Stop 0505

Re:   Morgan Stanley Emerging Markets Domestic Debt Fund, Inc.
      (File Nos. 333-140328; 811-22011)

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the
Securities Act of 1933, as amended (the "Securities Act"), Morgan Stanley
Emerging Markets Domestic Debt Fund, Inc. (the "Company") hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-2 be accelerated to 12:00 p.m., New York time, on April 23, 2007, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as
amended.

                                        Very truly yours,

                                        /s/ Amy R. Doberman
                                        ----------------------------------------
                                        Name: Amy R. Doberman
                                        Title: Vice President

                                            April 19, 2007

Larry L. Greene
Securities and Exchange Commission
Division of Investment Management
Mail Stop - 0505
100 F Street, N.E.
Washington, D.C. 20549

            MORGAN STANLEY EMERGING MARKETS DOMESTIC DEBT FUND, INC.
                       REGISTRATION STATEMENT ON FORM N-2
                       FILE NOS. 333-140328 AND 811-22011

Dear Mr. Greene:

     Pursuant to Rule 460 of the General Rules and Regulations under the
Securities Act of 1933, we, on behalf of the several underwriters, wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on March 21, 2007 and the Preliminary Prospectus dated March 21, 2007 began on March 21, 2007 and is expected to conclude at approximately 1:00 p.m.,
April 23, 2007, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 171,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

     In accordance with Rule 461 of the General Rules and Regulations under the
Securities Act of 1933, the undersigned, on behalf of the underwriters of the offering of shares of common stock of Morgan Stanley Emerging Markets Domestic
Debt Fund, Inc. (the "Fund"), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective as of 12:00 p.m. on April 23, 2007, or as soon as possible thereafter.

                                       Sincerely,

                                       MORGAN STANLEY & CO. INCORPORATED
                                       On behalf of the several Underwriters

                                       By: MORGAN STANLEY & CO. INCORPORATED

                                       By: /s/ Carl Levin
                                           -------------------------------------
                                           Name: Carl Levin
                                           Title: Vice President